Exhibit 8.1

List of Significant Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation	Percentage of Ownership as of December 31, 2018
Semiconductor Manufacturing International (Shanghai) Corporation	PRC Shanghai	100%
Semiconductor Manufacturing International (Beijing) Corporation	PRC Beijing	100%
Semiconductor Manufacturing North China (Beijing) Corporation	PRC Beijing	51.0%
Semiconductor Manufacturing South China Corporation	PRC Shanghai	51.3%
Semiconductor Manufacturing International (Tianjin) Corporation	PRC Tianjin	100%
SMIC Investment (Shanghai) Corporation	PRC Shanghai	100%